Exhibit 99.1

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statements of comprehensive loss

(in € thousand)

		For the three months ended September 30		For the nine months ended September 30
	Note	2017	2018	2017	2018

Revenue	3	467	306	1,374	988

Other income – net		117	(259)	201	(221)
Research and development expenses	8	(6,008)	(9,787)	(16,881)	(23,332)
General and administrative expenses	8	(1,876)	(2,389)	(6,091)	(6,591)

Operating loss		(7,300)	(12,129)	(21,397)	(29,156)

Finance income / (costs) – net	4	(800)	109	(2,425)	920

Loss before tax		(8,100)	(12,020)	(23,822)	(28,236)

Income taxes		0	0	20	(1)

Loss for the period		(8,100)	(12,020)	(23,802)	(28,237)

Other comprehensive income Items that will not be reclassified to profit or loss Equity investments at fair value OCI – net change in fair value	2	0	53	0	264

Other comprehensive income		0	53	0	264

Total comprehensive loss		(8,100)	(11,967)	(23,802)	(27,973)

Loss per share in € per share (undiluted = diluted)		(0.18)	(0.19)	(0.55)	(0.47)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	December 31, 2017	September 30, 2018
			(unaudited)
ASSETS
Non-current assets

Intangible assets		65	63
Leasehold improvements and equipment		1,113	1,271
Long term financial assets	2, 5	0	7,589
		1,178	8,923

Current assets

Inventories		241	320
Trade and other receivables		1,102	1,443
Other assets	6	800	1,307
Cash and cash equivalents		39,837	37,076
		41,980	40,146

TOTAL ASSETS		43,158	49,069

EQUITY AND LIABILITIES
Equity

Issued capital		468	624
Capital reserves		213,778	238,539
Other reserves		0	7,589
Accumulated deficit		(182,667)	(210,904)
Total equity	7	31,579	35,848

Non current liabilities

Borrowings	9	4,086	2,244
Total non-current liabilities		4,086	2,244

Current liabilities

Trade and other payables		4,180	7,253
Borrowings	9	3,083	3,083
Contract liabilities		230	641
Total current liabilities		7,493	10,977

TOTAL EQUITY AND LIABILITIES		43,158	49,069

 The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows

(in € thousand)

		For the nine months ended September 30
	Note	2017	2018
Cash flow from operating activities
Loss for the period		(23,802)	(28,237)
Adjustments for the period:
- Income taxes		(20)	1
- Depreciation and amortisation		257	303
- Gain from disposal of leasehold improvements and equipment		(20)	15
- Share based payments	8	1,494	1,523
- Finance income / costs – net	4	2,425	(920)
		(19,666)	(27,315)
Change in trade and other receivables		690	(344)
Change in inventories		(85)	(79)
Change in other assets	6	(393)	(549)
Change in trade, other payables and contract liabilities		(1,044)	3,473
Cash used in operating activities		(20,498)	(24,814)
Interest received		48	159
Paid interest		(229)	(268)
Paid income tax		0	(1)
Net cash used in operating activities		(20,679)	(24,924)

Cash flow from investing activities
Purchase of intangible assets		(26)	(27)
Purchase of leasehold improvements and equipment		(545)	(448)
Cash received from the sale of leasehold improvements and equipment		35	1
Cash paid for investments in financial assets		(13,114)	0
Cash received from maturity of financial assets		13,425	0
Net cash used for investing activities		(225)	(474)

Cash flow from financing activities
Proceeds from issue of common shares	7	19,241	25,110
Transaction costs related to issue of common shares		(1,524)	(1,702)
Proceeds from borrowings		2,500	0
Transaction costs related to borrowings		(11)	0
Repayment of borrowings	9	0	(2,250)
Cash flow from financing activities		20,206	21,158

Exchange-rate related changes of cash and cash equivalents		(1,366)	1,479
Net changes to cash and cash equivalents		(698)	(4,240)
Cash and cash equivalents at the beginning of the period		35,407	39,837
Cash and cash equivalents at the end of the period		33,343	37,076

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity

(in € thousand)

	Note	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2017		333	190,862	0	(152,444)	38,751
Issue of common shares		114	17,199			17,313
Equity-settled share based payment awards			1,494			1,494
Issue of warrant note (loan Silicon Valley Bank)			51			51
Loss for the period					(23,802)	(23,802)
Balance as of September 30, 2017		447	209,606	0	(176,246)	33,807

Revaluation shares Amphivena (first time adoption IFRS 9)	2, 5			7,325		7,325
Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904
Issue of common shares	7	156	23,170			23,326
Exercise of share based payments awards	8		68			68
Equity-settled share based payment awards	8		1,523			1,523
Loss for the period					(28,237)	(28,237)
Other comprehensive income	2			264		264

Balance as of September 30, 2018		624	238,539	7,589	(210,904)	35,848

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and Abcheck Inc., Delaware, USA, which was founded in July 2018 (together “Affimed” or the “Company”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Company’s accounting policies

Statement of compliance

The interim financial statements for the three and nine months ended September 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as at December 31, 2017.

The interim financial statements were authorized for issuance by the management board on November 7, 2018.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

As a result of the first-time adoption of IFRS 9 at January 1, 2018 the Company recognized its preferred shares in Amphivena at fair value (level 2). As Amphivena is not a public company substantial judgment was required in order to estimate the fair value as at January 1, 2018 and September 30, 2018 (see note 5). The Company based its judgment on information available for the valuation of the shares of Amphivena in its latest private financing mid-year 2017 and the issuance of convertible notes in 2017 and 2018.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

On April 20, 2018, Affimed issued 240,000 options under its share-based-payment program, the vesting of which deviates from the standard 3-year vesting scheme and depends upon a market parameter, which is the average price of Affimed shares during a certain period of time as described in Note 8. Incorporating the market condition in the fair value estimate requires the use of a simulation technique, which implies higher uncertainty with regard to the estimated fair value. The Company determined the fair value of the awards at grant date to be $164 thousand (see Note 8).

Functional and presentation currency

These interim financial statements are presented in Euro, which is the Company’s functional currency. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million ), except per share amounts, which have not been rounded.

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2017 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2018, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date [1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of
Share- based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle (IFRS 1, IAS 28)	January 1, 2018

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The nature and effect of the application of IFRS 9 and IFRS 15 are summarized below. The other amendments had no effect on the interim consolidated financial statements of the Company.

IFRS 9 (Financial Instruments)

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively with any differences in the carrying amounts arising from the transition being recognized in equity as at January 1, 2018.

Classification

The standard contains a new classification and measurement approach for financial instruments that

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

reflects the business model in which assets are managed and their cash flow characteristics. Based on the new measurement requirements, Affimed recognized its shares in Amphivena at fair value, which were previously recognized at amortized cost according to IAS 39. The transition effect increased other comprehensive income by €7.3 million as of January 1, 2018 (see note 5). The Company classified the shares as at fair value through other comprehensive income (FVOCI). Future changes in fair value will be recognized in other comprehensive income, dividends will be recognized as income in profit or loss.

Combined financial instruments are measured at fair value with changes therein recognized as finance income / (costs) – net (see note 6).

Impairment

The newly introduced impairment rules replace the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (“ECL”) model. This requires considerable judgement as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. Under IFRS 9, the Company has decided to measure loss allowances on the following basis:

-	Cash and cash equivalents and financial assets: The Company determines the counterparties’ 12-month ECLs that result from possible default events within the 12 months after the reporting date based on the probability of default according to the Bloomberg database.

-	Trade receivables: The Company determines the counterparties’ lifetime ECLs that result from all possible default events over the expected life of a financial instrument based on an estimated rating and corresponding probability of default rates according to the Bloomberg database.

Based on this methodology, incurred losses on cash and cash equivalents and on trade and other receivables as of January 1, 2018 had no material impact on the consolidated financial statements.

IFRS 15 (Revenue from contracts with customers)

IFRS 15 (Revenue from contracts with customers) establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs.

The Company analyzed its collaboration agreements and service contracts in the scope of IFRS 15 to identify performance obligations and an appropriate revenue recognition pattern. The Company concluded that IFRS 15 has no impact on the revenue recognition policy and revenue from current collaboration and service agreements which is recognized according to the stage of completion. No differences between the previously applied IASs and IFRS 15 for all open contracts as of December 31, 2017 were noted. Therefore, no transition effect as of January 1, 2018 was recorded.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2018 and have not been applied in preparing these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Standard/interpretation Effective Date 1

IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019

1 Shall apply for periods beginning on or after the date shown in the effective date column.

IFRS 16 (Leases)

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Affimed will be required to recognize “right-of-use” assets related to its premises rented and certain equipment leased.

The Company has completed an initial assessment of the potential impact of IFRS 16 on its consolidated financial statements and has identified the Company’s leases including contractual payments, renewal options, and other terms. The most significant impact identified is that the Company will recognize new assets and liabilities for its operating leases of office space and research and development facilities. As at December 31, 2017 the Company’s minimum future lease payments under non-cancellable operating leases amounted to €833 on a non-discounted basis. The Company is allowed to draw renewal options for certain premises with monthly lease payments of €35, but has not decided yet on the potential exercise of such options.

The actual impact in the period of initial application will depend on future economic conditions, including the Company’s borrowing rate at 1 January 2019, the composition of the Company`s lease portfolio at such date, the Company’s latest assessment of the exercise of lease renewal options and the extent to which the Company chooses to use practical expedients and recognition exemptions.

The other amended standards are not expected to have a significant effect on the consolidated financial statements of the Company.

3.	Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidate (TandAb). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Affimed based on the Company’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the nine months ended September 30, 2018 and 2017, the Company recognized revenue totaling €0.2 million and €0.2 million, respectively. No revenue was recognized during the three months ended September 30, 2017 or 2018.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.3 million and €0.8 million, respectively, as revenue in the three and nine months ended September 30, 2018 (2017: €0.5 and €1.0 million).

4.	Finance income and finance costs

In € thousand	Three months ended September 30, 2017	Three months ended September 30, 2018	Nine months ended September 30, 2017	Nine months ended September 30, 2018

Interest expense	(246)	(203)	(414)	(669)
Foreign exchange differences	(573)	262	(2,072)	1,465
Other finance income/finance costs	19	50	61	124
Finance income/costs - net	(800)	109	(2,425)	920

5.	Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €7.6 million. These shares were previously recognized at amortized costs according to IAS 39. Due to the first-time adoption of IFRS 9 these shares are recognized at fair value through other comprehensive income. The initial recognition as of January 1, 2018 amounted to €7.3 million. As of September 30, 2018, the fair value increased by €0.3 million due to changes in exchange rates.

6.	Other assets

On December 27, 2017, the Company signed a note purchase agreement with Amphivena (the “2017 note purchase agreement”) pursuant to which Amphivena issued to the Company a convertible note with a principal amount of $0.35 million (the “2017 note”) and warrants to purchase 46,667 common shares of Amphivena with an exercise price of $0.01 per common share.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

On June 22, 2018, the Company signed a second note purchase agreement with Amphivena (the “2018 note purchase agreement”) pursuant to which Amphivena issued to the Company a new convertible note with a principal amount of $1.0 million, cancelled all warrants previously issued to the Company under the 2017 note purchase agreement and amended and restated the 2017 note to make the terms of such note identical to the terms of the convertible notes issued under the 2018 note purchase agreement, with the principal amount of such new note equal to the principal amount of the 2017 note plus accrued interest as of 22 June 2018 of $0.01 million. As at September 30, 2018, the Company held convertible notes with a principal amount totaling to $1.36 million (€1.17 million).

The convertible notes mature on June 22, 2019 and bear interest at a rate of 6% per annum payable at maturity. The convertible notes allow for conversion into common or preferred shares of Amphivena during the term of the note at a conversion price which is contingent on various conversion triggers. If no conversion occurs during the term of the note, the note will be due for repayment on the maturity date.

The Company recognized the financial instruments in the consolidated financial statements as of December 31, 2017 and as of September 30, 2018 at their fair values totaling to €0.3 million and €1.2 million respectively.

7.	Equity

As of September 30, 2018, the share capital of €624 (December 31, 2017: €468) is divided into 62,427,920 (December 31, 2017: 46,791,352) common shares with a par value of €0.01 per share.

In the first quarter of 2018, the Company issued 2,373,716 common shares in connection with its at-the-market sales agreement for net proceeds of €3.8 million.

On February 15, 2018, the Company issued 13,225,000 common shares in a public offering at a price of $2.00 per common share resulting in aggregate net proceeds of €19.7 million.

On June 19, 2018, the authorized share capital was increased from €2,196 to €3,200 to consisting of 155,975,000 common shares and 155,975,000 cumulative preference shares, each with a par value of €0.01 per share.

8.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).

Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in installments over three years and can be exercised up to 10 years after the grant date. The Company granted 68,500 and 2,200,033 awards in the three and nine months ended September 30, 2018 to employees, the Management Board, the Supervisory Board and others providing similar services (certain consultants). 130,500 and 362,688 ESOP 2014 awards were cancelled or forfeited due to termination of employment or termination of consulting agreements with non-employees, and

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

37,852 awards were exercised in the three and nine months ended September 30, 2018. As of September 30, 2018, 5,880,361 (December 31, 2017: 4,080,868) options were outstanding, and 2,642,550 awards (December 31, 2017: 2,001,264) had vested. The options outstanding as of September 30, 2018 had an exercise price in the range of $1.30 to $13.47.

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15, $8.20 and $10.25). Fair value of the awards at grant date amounts to $164 thousand, and the contractual life time of the options is two years. As at September 30, 2018 no options were exercisable.

Share based payment expense

In the three and nine months ended September 30, 2018, compensation expense of €586 and €1,523 was recognized affecting research and development expenses (€241 and €637) and general and administrative expenses (€345 and €886). In the three and nine months ended September 30, 2017, compensation expense of €476 and €1,494 was recognized affecting research and development expenses (€132 and €346) and general and administrative expenses (€344 and €1,148).

9.	Borrowings

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the grant date. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in equity. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75-80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

10.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €93 and €278 (€81 and €287), remuneration of managing directors and other key management personnel amounted to €566 and €1,639 (€355 and €1,238) in the three and nine months ended September 30, 2018 (2017). The Company recognized share-based payment expenses of €61 and €85 (€42 and €122) for supervisory directors and €393 and €1,074 (€318 and €995) for managing directors in the three and nine months ended September 30, 2018 (2017).

The following table provides the transaction amounts and outstanding balances for supervisory board remuneration.

	Transaction volume				Outstanding balances
In € thousand	Three months ended September 30, 2017	Nine months ended September 30, 2017	Three months ended September 30, 2018	Nine months ended September 30, 2018	December 31, 2017	September 30, 2018
Dr. Ulrich Grau	11	43	16	47	17	19
Dr. Thomas Hecht	25	88	30	89	19	21
Dr. Richard Stead	10	34	0	22	12	0
Berndt Modig	12	41	11	34	9	8
Ferdinand Verdonck	14	47	15	44	10	10
Dr. Bernhard Ehmer	10	34	12	33	10	15
Mathieu Simon			9	9		6

11.	Subsequent events

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., South San Francisco, USA, to develop and commercialize novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96 million (€83 million) in an initial upfront payment and near-term committed funding (collectively, the “Genentech initial payments”) on October 31, 2018. Affimed may be eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones, and royalties on sales.

The Company is currently analyzing the revenue recognition of the Genentech initial payments for the fourth quarter of 2018 and subsequent periods.